BAKER & McKENZIE
貝克・麥堅[redacted]

Baker & McKenzie
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Central, Hong Kong SAR

香港中環
夏慤道 10 號
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Tel: +852 2846 1888
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06010155

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5 January 2005

SUPPL

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 9 2006
WASH. D.C. 156

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated 7 December 2005, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Allen Shyu/Michelle Li

PROCESSED
JAN 12 2006
THOMSON FINANCIAL

Encl.

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
STEPHEN R. ENO*
DAVID FLEMING
GEORGE FORRAI*
WILLIAM KUO
HARVEY LAU
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
STEVEN SIEKER
CHRISTOPHER SMITH
DAVID SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
RICKY YIU

REGISTERED FOREIGN LAWYERS
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK; GERMANY)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
JULIE JIMMERSON PENG (CALIFORNIA)
JOSEPH T. SIMONE (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on December 7, 2005

1. Announcement re. written resolutions passed at the thirteenth meeting of the 2005 Board of Directors.
2. Announcement re. Connected Transaction

The Standard Friday, December 23, 2005

P.N27

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

Written resolutions passed at the Thirteenth Meeting of the 2005 Board of Directors

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Directors adopted the written resolutions (the "**Written Resolutions**") in lieu of a physical meeting on 22 December 2005, during which, inter alia, the resolutions set out below were duly passed.

The Board is pleased to announce that the Directors adopted the written resolutions on 22 December 2005 in lieu of a physical meeting.

The Written Resolutions were duly passed in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "**PRC**") and the articles of association of the Company. The following resolutions, amongst other resolutions, were duly passed at the Meeting:

1. A resolution regarding a proposed disposal of the oil tanker named "Daqing 85";
2. A resolution regarding the financing of two 42,000 tonne oil tankers project of China Shipping Development (Hong Kong) Marine Company Limited.

The 2004 Fourth Board Meeting of the Company has considered and approved the construction project of two 42,000 tonne oil tankers by China Shipping Development (Hong Kong) Marine Company Limited ("**China Shipping Hong Kong**"), a wholly-owned subsidiary of the Company, which involves a total investment of approximately US$55,600,000 (or approximately HK$433,680,000). The above oil tankers are scheduled for delivery by the end of this year and the first half of 2006 respectively. In order to further optimize the liability structure, and to raise the funds required for the construction of the vessels, the Company will borrow US$52,000,000 (or approximately HK$405,600,000) from banks through certain subsidiaries of China Shipping Hong Kong. The repayment term will be for ten years, to be pledged with the two oil tankers and their long-term leases. The remaining funding of approximately US$3,600,000 (or approximately HK$28,000,000) has been made by the Group by utilizing its working capital. The Company will comply with the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") in relation to this construction project (if any).

Details regarding the matter referred to in Resolution No. 1 above are set out in a separate announcement of the Company issued on the same date of this announcement.

This announcement is made in compliance with the requirement under Rule 13.09 of the Listing Rules. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

22 December 2005

Shanghai, the PRC

Note: Unless otherwise specified, conversion of US$ into HK$ is based on the exchange rate of US$1.00 = HK$7.80.

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

23 DEC 2005 香港經濟日報 A12

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

於二零零五年董事會第十三次會議上通過之決議案

中海發展股份有限公司(「本公司」)董事(「董事」)之董事會(「董事會」)欣然公佈，於2005年12月22日，董事採用書面決議案(「書面決議案」)的方式代替召開實質會議。於會議上，已(其中包括)正式通過下文所載之決議案。

董事會欣然公佈，於2005年12月22日，董事採用書面決議案(「書面決議案」)的方式代替召開實質會議。

書面決議案已根據中華人民共和國(「中國」)公司法和公司章程之有關規定正式通過。會議上正式通過(其中包括)以下決議案：

一、 關於建議處置油輪「大慶85」輪的議案；

二、 關於中海發展(香港)航運有限公司兩艘4.2萬噸油輪項目融資的議案。

本公司2004年第四次董事會會議審議批准了由本公司全資附屬公司中海發展(香港)航運有限公司(下稱"中發香港")投資建造兩艘4.2萬噸油輪項目，總投資額約5,560萬美元(或約433,680,000港元)。上述油輪將分別於今年年底及2006年上半年陸續交船。為進一步優化債務結構，籌措造船所需資金，本公司將通過中發香港下設的若干附屬公司向銀行借款5,200萬美元(或約405,600,000港元)，還款期限為十年，以該兩艘油輪及其長期租約設定抵押。其餘約3,600,000美元(或約28,000,000港元)的資金已由本集團的營運資金撥付。本公司將就該造船項目(如有)遵照香港聯合交易所有限公司證券上市規則(「上市規則」)的規定。

有關上述第一項決議案所述的詳情，載於本公司於本公告發表日期同一日發表的另一份公告內。

本公告乃為遵照上市規則第13.09條之規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國，上海
2005年12月22日

* *於刊登本公佈日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王瑞和先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佑群先生所組成。*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

CONNECTED TRANSACTION

The board (the "Board") of directors (the "Directors") of China Shipping Development Company Limited (the "Company") is pleased to announce that the Company and Digang Dili Material Recovery Company ("Dili Recovery Company") entered into a sale and purchase agreement (the "Sale and Purchase Agreement") on 22 December 2005 whereby the Company had agreed to sell and Dili Recovery Company had agreed to purchase the oil tanker named "Daqing 85" (the "Oil Tanker") weighing 8342.5 long tonne. The consideration for the sale of the Oil Tanker is RMB15,387,908.10 (approximately HK$14,796,065.48). Such consideration has been determined with reference to the market price of scrap metal at the rate of US$228 (approximately RMB1844.52) per long tonne.

China Shipping (Group) Company (the "Group Company") holds approximately 50.51 percent of the issued share capital of the Company, being the controlling shareholder of the Company as defined under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Dili Recovery Company is a wholly-owned subsidiary of Shanghai Shipping (Group) Company which in turn is a wholly owned subsidiary of the Group Company. Therefore, Dili Recovery Company is a connected person (as defined under the Listing Rules) of the Company. Hence, the transaction as contemplated under the Sale and Purchase Agreement (the "Transaction") constitutes a connected transaction of the Company for the purposes of the Listing Rules. As the applicable percentage ratios in respect of the Transaction is more than 0.1% but less than 2.5%, the Transaction is only subject to the reporting and announcement requirements under Rule 14A.45 to 14A.47 of the Listing Rules but does not require the approval of the shareholders of the Company (the "Shareholders") other than the Group Company and its associates (as defined under the Listing Rules) (the "Independent Shareholders").

The terms and conditions of the Transaction have been negotiated on an arm's length basis and are conducted on normal commercial terms. The Transaction is in the ordinary and usual business of the Company. The Board (including the independent non-executive Directors) (the "Independent Directors") considers the terms of the Transaction to be fair and reasonable, and is in the interests of the Company and the Shareholders, taken as a whole. Particulars of the Sale and Purchase Agreement are set forth below, and will also be disclosed in the Company's 2005 annual report.

1. Sale and Purchase Agreement dated 22 December 2005

1.1 Parties

Vendor: The Company
Purchaser: Dili Recovery Company

1.2 Oil Tanker

The Oil Tanker was constructed by an independent third party shipyard in Japan, and was commissioned into service on 26 December 1974. The Oil Tanker weighs 8342.5 long tonne.

1.3 Sale of the Oil Tanker

Pursuant to the Sale and Purchase Agreement, the Company has agreed to sell the Oil Tanker as scrap metal and Dili Recovery Company has agreed to purchase the Oil Tanker, and thereafter to dismantle it or transformed it into a floating crane.

1.4 Purchase price and payment terms

Pursuant to the Sale and Purchase Agreement, Dili Recovery Company will pay to the Company in cash a sum of RMB15,387,908.10 (approximately HK$14,796,065.48) for the Oil Tanker as consideration for the sale of the Oil Tanker. The purchase price was determined based on the current market price of scrap metal at the rate of US$228 (approximately RMB1844.52) per long tonne. No valuation has been performed. The net book value of the Oil Tanker as at 30 November 2005 was RMB1,133,861.28 (approximately HK$1,090,251.23). The net profit expected to arise from the sale of the Oil Tanker, being the difference between the consideration for such sale and the net book value of the Oil Tanker, is RMB14,254,046.82 (approximately HK$13,705,814.25). The Company intends to use the net proceeds arising from the sale of the Oil Tanker as its working capital. The net profits before taxation and extraordinary items attributable to the Oil Tanker for the financial years ended 31 December 2003 and 31 December 2004, respectively, are RMB33,956,388 and RMB22,641,140. The net profits after taxation and extraordinary items attributable to the Oil Tanker for the financial years ended 31 December 2003 and 31 December 2004, respectively, are RMB31,070,552 and RMB19,892,337.

Dili Recovery Company has first paid to the Company a deposit of RMB1,538,790.81 (approximately HK$1,479,606.55) by remittance to the Company's designated bank account at the same time of signing the Sale and Purchase Agreement by both parties. The remaining balance of the purchase price of the Oil Tanker, being RMB13,849,117.29 (approximately HK$13,316,458.93), shall be paid by remittance to the aforementioned Company's designated bank account 3 business days prior to the delivery of the Oil Tanker to Dili Recovery Company pursuant to the Sale and Purchase Agreement.

1.5 Delivery

The Oil Tanker will be delivered to Dili Recovery Company at Digang Dismantling Shipyard in the PRC on or before 20 January 2006.

1.6 Other significant terms

All responsibilities, liabilities and risks relating to the delivery of the Oil Tanker shall be borne by the Company prior to delivery of the Oil Tanker, and by Dili Recovery Company immediately after such delivery.

The Sale and Purchase Agreement is subject to the usual force majeure provisions. In the event of occurrence of force majeure events such as earthquake, fire, tidal wave and war and, as a result, the Sale and Purchase Agreement cannot be performed by the Company, the Company shall return the deposit to Dili Recovery Company immediately.

If Dili Recovery Company fails to pay the deposit of 1,538,790.81 (approximately HK$1,479,606.55) or the remaining balance of RMB13,849,117.29 (approximately HK$13,316,458.93) in accordance with the Sale and Purchase Agreement, the Company shall have the right to terminate the Sale and Purchase Agreement and claim for any consequential losses and interest.

Should any dispute arise between the Company and Dili Recovery Company in respect of the Sale and Purchase Agreement, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Commission, which was established in accordance with a decision made by the State Council of the People's Republic of China (the "PRC"), for arbitration in Shanghai, the PRC.

2. Reasons for and benefits of entering into the Sale and Purchase Agreement

The Oil Tanker came into operation in 1974. In accordance with the notice issued by the Ministry of Communication of the PRC (中華人民共和國交通部) on 9 April 2001, the mandatory scrappage age of the Oil Tanker is 31 years. Therefore, the Oil Tanker will meet the deadline for mandatory scrappage on 25 December 2005. As a result, the Board decided to sell it as scrap metal. Dili Recovery Company is a special service entity which specializes in ship dismantling business. The Board believes that the disposal of the Oil Tanker will provide the Company with more working capital. The Board does not have intention on any specific use of the working capital.

3. General

The business of the Company mainly involves coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. The business of Dili Recovery Company mainly involves ship dismantling and repair.

4. Listing Rules Requirements

China Shipping (Group) Company holds approximately 50.51 percent of the issued share capital of the Company, being the controlling shareholder of the Company as defined under the Listing Rules. Dili Recovery Company is a wholly owned subsidiary of Shanghai Shipping (Group) Company Limited, which in turn is a wholly owned subsidiary of the Group Company. Therefore, Dili Recovery Company is a connected person (as defined under the Listing Rules) of the Company. Hence, the Transaction constitutes a connected transaction of the Company for the purposes of the Listing Rules.

As the applicable percentage ratios in respect of the Transaction is, more than 0.1% but less than 2.5%, the Transaction is subject only to the reporting and announcement requirements under Rule 14A.45 to Rule 14A.47 of the Listing Rules and does not require approval by the Independent Shareholders.

The terms and conditions of the Transaction have been negotiated on an arm's length basis and are conducted on normal commercial terms. The Transaction is in the ordinary and usual course of business of the Company. The Board (including the Independent Directors) considers the terms of the Transaction to be fair and reasonable, and is in the interests of the Company and the Shareholders, taken as a whole.

By order of the Board
China Shipping Development Company Limited
Yao Qiauhong
Company Secretary

Shanghai, the PRC
22 December 2005

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.04 and the conversion of US$ into RMB is based on the exchange rate of US1.00 = RMB 8.09.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

23 DEC 2005 香港經濟日報 A12

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

關連交易

中海發展股份有限公司(「本公司」)董事(「董事」)會(「董事會」)欣然宣佈，本公司於2005年12月22日與荻港荻利物資回收公司(「荻利回收公司」)訂立買賣協議(「買賣協議」)。據此，本公司同意出售，而荻利回收公司同意購買名為「大慶85」的油輪(「該油輪」)，該油輪的噸位為8342.5長噸，出售該油輪的代價為人民幣15,387,908.10元(約14,796,065.48港元)。該代價乃經參考每長噸廢鐵的市價228美元(約人民幣1844,52元)而釐定。

按照香港聯合交易所有限公司證券上市規則(「上市規則」)的定義，中國海運(集團)總公司(「集團總公司」)因持有本公司已發行股本約50.51%，而成為本公司的控股股東。荻利回收公司是上海海運(集團)公司的全資附屬公司，而上海海運(集團)公司則為集團總公司的全資附屬公司，因此，荻利回收公司是本公司的關連人士(定義見上市規則)。基於上述原因，就上市規則而言，根據買賣協議進行的交易(「交易事項」)構成本公司的關連交易。由於與交易事項有關的各項適用百分比比率超過0.1%但低於2.5%，交易事項只須受上市規則第14A.45至14A.47條的申報及公佈規定所規限，但毋須經本公司股東(「股東」)(不包括集團總公司及其聯繫人(定義見上市規則)(「獨立股東」))批准。

交易事項的條款及條件乃經公平基準磋商，並按正常商業條款訂立。交易事項是在本公司的日常及一般業務範圍進行。董事會(包括獨立非執行董事)(「獨立董事」)認為交易事項的條款屬公平合理，且符合本公司及股東的整體利益。

買賣協議的詳情載於下文，且亦將於本公司2005年度的年報內披露。

1. 於2005年12月22日訂立的買賣協議

1.1 訂約雙方

賣方： 本公司

買方： 荻利回收公司

1.2 該油輪

該油輪由一間日本獨立第三方船廠建造，於1974年12月26日正式投入服務，其噸位為8342.5長噸。

1.3 出售該油輪

根據買賣協議，本公司同意以廢鐵方式出售該油輪，而荻利回收公司同意購買該油輪，其後進行拆解或改建為自用的起重浮吊。

1.4 購買價及付款條款

根據買賣協議，荻利回收公司將向本公司支付現金人民幣15,387,908.10元(約14,796,065.48港元)，作為出售該油輪的代價。購買價是根據廢鐵現行的市價每長噸228美元(約人民幣1844.52元)而釐定。並無就此進行任何估值。於2005年11月30日該油輪帳面淨值為人民幣1,133,861.28元(約1,090,251.23港元)。預期出售該油輪所得純利(即是項出售的代價與該油輪的帳面淨值的差額)為人民幣14,254,046.82元(約13,705,814.25港元)。本公司擬將出售該油輪的所得款項淨額作為營運資金用途。該油輪截至2003年12月31日及2004年12月31日止財政年度除稅前及未計非經常項目的應佔純利分別為人民幣33,956,388元及人民幣22,641,140元，而該油輪截至2003年12月31日及2004年12月31日止財政年度除稅後及經計及非經常項目的應佔純利則分別為人民幣31,070,552元及人民幣19,892,337元。

荻利回收公司在雙方簽訂買賣協議的同時，首先以匯票存入本公司指定銀行帳戶，向本公司支付訂金人民幣1,538,790.81元(約1,479,606.55港元)。該油輪的購買價餘額人民幣13,849,117.29元(約13,316,458.93港元)須根據買賣協議於向荻利回收公司交付該油輪前3個營業日以匯票存入本公司上述指定銀行帳戶。

1.5 交付

該油輪將於2006年1月20日或之前在中國的荻港拆船碼頭交予荻利回收公司。

1.6 其他重要條款

在本公司交付該油輪前產生的所有有關交付該油輪的責任、負債及風險由本公司負責，而緊隨交付後的所有有關交付該油輪的責任、負債及風險則由荻利回收公司負責。

買賣協議須受一般不可抗力條文規限。倘若發生不可抗力事件，例如地震、火災、海嘯及戰爭，以致本公司未能履行買賣協議，則本公司會即時將訂金退還荻利回收公司。

倘荻利回收公司未能支付訂金人民幣1,538,790.81元(約1,479,606.55港元)，或未能按照買賣協議支付餘款人民幣13,849,117,29元(約13,316,458.93港元)，則本公司有權終止買賣協議及對任何其後的損失及利息索償。

如本公司與荻利回收公司就買賣協議發生任何糾紛及經合理協商解決不成，則可交由中國海事仲裁委員會(根據中華人民共和國(「中國」)國務院的決議成立的一個委員會)在中國上海進行仲裁。

2. 訂立買賣協議的原因及利益

該油輪於1974年正式投入服務。根據中華人民共和國交通部於2001年4月9日發出的通知，該油輪強制報廢的船齡為31年。因此，該油輪的強制報廢截止日期將為2005年12月25日。因此，董事會決定將該油輪作為廢鐵出售。荻利回收公司為一家專營拆船業務的特別服務公司。董事會相信，出售該油輪可為本公司提供更多營運資金。董事會現時對該等營運資金並無任何特定用途。

3. 一般事項

本公司的業務主要涉及沿海、遠洋及長江貨物運輸、貨櫃運輸、運油、國際乘客運輸、租船、貨物代理及貨運代理。荻利回收公司的業務主要涉及拆船和維修。

4. 上市規則的規定

按照上市規則的定義，中國海運(集團)總公司因持有本公司已發行股本約50.51%，而成為本公司的控股股東。荻利回收公司是上海海運(集團)公司的全資附屬公司，而上海海運(集團)公司則為集團總公司的全資附屬公司，因此，荻利回收公司亦是本公司的關連人士(定義見上市規則)。基於上述原因，就上市規則而言，交易事項構成本公司的關連交易。

由於與交易事項有關的各項適用百分比比率超過0.1%但低於2.5%，交易事項須受上市規則第14A.45至14A.47條的申報及公佈規定所規限，但毋須經獨立股東批准。

交易事項的條款及條件乃經公平基準磋商，並按正常商業條款訂立。交易事項是在本公司的日常及一般業務範圍內進行。董事會(包括獨立董事)認為交易事項的條款屬公平合理，且符合本公司及股東的整體利益。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國上海
2005年12月22日

附註：除另有指明外，港元兌人民幣是按1.00港元兌人民幣1.04元兌換率折算，而美元兌人民幣則按1.00美元兌人民幣8.09元折算。

於刊登本公佈日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王曉和先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周占群先生所組成。